Exhibit 8.1

LIST OF SUBSIDIARIES

We have the following subsidiaries:

Subsidiary Name	Country/State of Incorporation	Ownership Percentage

Eltek International Ltd.	Israel	100%
Eltek USA Inc.	Delaware	100%
En-Eltek Netherlands 2002 B.V	The Netherlands	100%
Kubatronik Leiterplatten GmbH	Germany	76%